Exhibit 12.2

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2013	2012 (1)	2011 (1)	2010 (1)		2009 (1)		2008 (1)
Earnings:
Income from continuing operations before income tax expense	$67,131	$85,209	$57,754	$14,449		$50,960		$21,874
Equity in earnings and gains on equity transactions of investees	(14,913)	(18,666)	(22,554)	(43,272)		(6,546)		—
Fixed charges before preferred distributions	135,778	204,244	195,024	183,433		173,458		180,553
Distributions from investees	13,959	16,816	16,617	16,119		4,975		—
Adjusted Earnings	$201,955	$287,603	$246,841	$170,729		$222,847		$202,427

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$135,778	$204,244	$195,024	$183,433		$173,458		$180,553
Preferred distributions	33,453	51,552	46,985	47,733		50,668		50,668
Combined Fixed Charges and Preferred Distributions	$169,231	$255,796	$242,009	$231,166		$224,126		$231,221

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.2x	1.1x	1.0x	0.7x	(2)	1.0x	(3)	0.9x	(3)

(1) Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.

(2) The deficiency for this period was $60,437 and primarily reflects a loss on asset impairment of $25,283 and acquisition related costs of $20,875.

(3) The deficiency for the years ended December 31, 2009 and 2008 was $1,279 and $28,794, respectively.